UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ______)*

Eastside Distilling, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
277802104
(CUSIP Number)
Steven Earles 1805 SE Martin Luther King Jr. Blvd. Portland, OR 9714 (503) 926-7060
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 31, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29872U107

1.			Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Steven Earles
2.			Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.			SEC Use Only
4.	Source of Funds	SC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	12,750,000
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	12,750,000
	10.	Shared Dispositive Power	0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	12,750,000
12.			Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11)	31.875%
14.		Type of Reporting Person (See Instructions)	IN

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock, par value $.0001 per share, of Eastside Distilling, Inc., a Nevada corporation (f/k/a Eurocan Holdings, Ltd.). The principal executive offices of the Issuer are currently located at 1805 SE Martin Luther King Jr. Blvd., Portland, OR 97214.

Item 2.	Identity and Background

(a)	Name:

Steven Earles

(b)	Business address for each of the Reporting Persons:

1805 SE Martin Luther King Jr. Blvd., Portland, OR 97214

2

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

The Reporting Person currently serves as CEO, CFO and Chairman of the Board of Directors of the Issuer, Eastside Distilling, Inc. (f/k/a Eurocan Holdings, Ltd.), whose address is 1805 SE Martin Luther King Jr. Blvd., Portland, OR 97214.

(d)	Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

No.

(e)	Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order;

No

(f)	Citizenship: USA

Item 3.	Source and Amount of Funds or Other Consideration

On October 31, 2014, the Issuer completed its acquisition of all of the equity interests of Eastside Distilling, LLC, an Oregon limited liability company (“Eastside”) pursuant to an Agreement and Plan of Merger dated as of October 20, 2014 (“Merger Agreement”) by and among the Issuer, Eastside and Eastside Distilling, Inc., a Nevada corporation (“Merger Sub”) pursuant to which Eastside merged with and into Merger Sub with Merger Sub as the surviving company (and a wholly-owned subsidiary of the Issuer. Upon closing of the Merger Agreement, all of the Eastside membership interests were cancelled and converted into a pro rata portion of 32,000,000 shares of the Common Stock and 24,910,000 shares of our issued and outstanding common stock were cancelled and returned to treasury. The Reporting Person was a member of Eastside and received its shares in connection with the closing of the Merger Agreement.

The Merger Agreement is incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the SEC on October 23, 2014.

Item 4.	Purpose of Transaction

The purpose of the Merger Agreement was for the Issuer to acquire Eastside. The Reporting Person was a member of Eastside and received his shares of common stock upon closing of the Merger Agreement.

As a material term of the transaction, the Reporting Person was appointed as Chief Executive Officer Chief Financial Officer and Chairman of the Board of Directors of the Issuer.

Other than as stated above, the Reporting Person currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although the Reporting Person reserves the right to develop such plans).

3

Item 5. Interest in Securities of the Issuer

(a)  The Reporting Person beneficially owns 12,750,000 shares of common stock of the Issuer, which equals approximately 31.875% of the outstanding shares of Common Stock as of November 21, 2014.  Percentage ownership is based upon an assumption that 40,000,000 shares of Common Stock are outstanding, which the Issuer represented in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2014 to be the number of shares outstanding on November 14, 2014.

(b)  The Reporting Person has sole power to vote and sole power to dispose of the securities of the Issuer beneficially owned by the Reporting Persons.

(c)  Except as discussed herein, the Reporting Person has not effected any transaction in the Issuer’s common stock during the past 60 days.

(d)  No other person besides the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person has no other contracts, arrangements, understandings or relationships other than as expressly set forth herein.

Item 7.	Material to Be Filed as Exhibits

The following documents are filed as exhibits to this statement:

1.	Agreement and Plan of Merger dated September 20, 2014 by and between the Issuer, Eastside Distilling, LLC and Eastside Distilling Inc. This agreement is incorporated by reference to Eurocan’s Current Report on Form 8-K filed with the SEC on October 23, 2014.

4

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 5, 2014

By:	/s/ Steven Earles

5